                                                           Exhibit 12

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES
Computation of Ratios


                                       Three Months Ended    Six Months Ended
                                            June 30              June 30
                                       ------------------    ----------------
                                         1999        1998      1999      1998
                                        ------      -----     -----     -----
                                              (In millions, except ratios)
EARNINGS:
Income (loss) from continuing
 operations before income taxes
 and cumulative effect of
 accounting change                        $290      $(288)     $556      $(23)
Add: fixed charges                          41         49        79        87
                                         -----      -----     -----     -----
   Income (loss), as adjusted             $331      $(239)     $635       $64
                                         =====      =====     =====     =====

FIXED CHARGES:
Interest expense and amortization          $25        $19       $47       $40
Dividends on redeemable
 preferred securities                        9          9        19        19
Rental expense (1)                           7         21        13        28
                                         -----      -----     -----     -----
   Total fixed charges                      41         49        79        87

Preferred stock dividend
 requirements                                4          4         8         9
                                         -----      -----     -----     -----
   Total fixed charges and preferred
    stock dividend requirements            $45        $53       $87       $96
                                         =====      =====     =====     =====

Ratio of earnings
 to fixed charges (2)                     8.01          -      8.06         -
                                         =====      =====     =====     =====

Ratio of earnings to combined
 fixed charges and preferred
 stock dividend requirements (2)          7.28          -      7.29         -
                                         =====      =====     =====     =====

(1) Interest portion deemed implicit in total rent expense. Amounts for both periods of 1998 include an $11 million provision representative of interest included in charge for future lease buy-outs recorded in the second quarter of 1998 as a result of The St. Paul's merger with USF&G Corporation.

(2) The second quarter 1998 loss was inadequate to cover "fixed charges" by $288 million and "combined fixed charges and preferred stock dividends" by $292 million. The year-to-date 1998 loss was inadequate to cover "fixed charges" by $23 million and "combined fixed charges and preferred stock dividends" by $32 million.